[Letterhead of Alston & Bird LLP]

February 6, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Panoramic Evergreen Venture Fund, et. al. (File No. 812-15405)
Form APP WD: Request for Withdrawal of Application

Ladies and Gentlemen:

On December 27, 2022, Panoramic Evergreen Venture Fund, et. al.*
(the Applicants) filed a Form APP-WD (the Form APP-WD) to withdraw an* application for an order pursuant to Sections 17(d) and 57(i) of the Investment*
 Company Act of 1940, as amended (the 1940 Act), and Rule 17d-1 promulgated* under the 1940 Act.

The Applicants hereby respectfully request that the Form APP-WD be withdrawn*
 and that the Securities and Exchange Commission take no further action with* respect thereto.

If you have any questions or additional comments concerning the foregoing, * please contact me at (212) 210-9415.

Sincerely,

/s/ Blake Estes
Blake Estes

Alston & Bird LLP
90 Park Avenue
New York, NY 10016